EXHIBIT 99.1

THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants Ltd. - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to provide the qualifications of the technical person primarily responsible for overseeing the reserve estimation process.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent estimate of the oil and gas reserves of Gran Tierra Energy Inc. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We estimated the Colombia and Brazil reserves of the Company as at December 31, 2014. The completion date of our report is February 20, 2015.

iii.	GLJ evaluated 100% of the Company’s reserves in Colombia and Brazil. The following table sets forth the net after royalty reserves in Colombia and Brazil:

Category	Crude Oil Mbbl	Natural Gas MMcf	Oil Equivalent Mbbl (1)	Portion of Reserves Evaluated, %
Proved
Developed
Brazil	1,333	—	1,333	100
Colombia	27,866	983	28,030	100
Undeveloped
Brazil	1,503	—	1,503	100
Colombia	6,178	—	6,178	100
Total Proved	36,880	983	37,044	100

Probable
Developed
Brazil	597	—	597	100
Colombia	7,521	333	7,577	100
Undeveloped
Brazil	1,076	2,168	1,437	100
Colombia	3,790	866	3,934	100
Total Probable	12,984	3,367	13,545	100

Possible
Developed
Brazil	700	—	700	100
Colombia	6,141	500	6,224	100
Undeveloped
Brazil	1,651	1,173	1,847	100
Colombia	6,438	876	6,584	100
Total Possible	14,930	2,549	15,355	100

(1) Oil equivalence factors: Crude Oil 1 bbl/bbl, Natural Gas 6 Mcf/bbl.

iv.
As noted in item iii., our evaluation covered 100% of the Company’s reserves in Colombia and Brazil. The assumptions, methods and procedures followed in the evaluation reflect the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") modified as necessary to conform to the standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and. the U.S. Securities and Exchange Commission Regulations (“SEC requirements”).

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens on properties, recent production volumes, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts and capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were resolved to our satisfaction.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated properties was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.
As required under SEC Regulation S-X, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. The primary economic assumptions relate to pricing, capital and operating costs, recoverable volumes and production forecasts.

As specified, in determining economic production, constant product benchmark prices are to be based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report unless prices are defined by contractual or other regulatory arrangements. The relevant benchmark prices for the Company is Brent Blend Crude Oil FOB North Sea at $101.30 USD/bbl and Henry Hub Gas at $ 4.35 USD/MMbtu.

The product prices that were used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report estimated from received price information provided by the Company. The average realized prices for reserves in the report are:

Light/Medium Oil (USD/bbl) - Brazil	$84.63
Natural Gas (USD/Mcf) - Brazil	$4.69
Oil and NGLs (USD/bbl) - Colombia	$88.63
Natural Gas (USD/Mcf) - Colombia	$4.43

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections. Capital costs used in this report were provided by the Company and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs were assigned to the abandonment of wells assigned reserves, including future wells.

Reserves were assigned by volumetric, material balance, decline analysis or analogy where considered appropriate. In some cases, where sufficient data were available, a combination of the methods were applied.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or analogous locations. For reserves not yet on production, forecast sales were estimated to commence at an anticipated date furnished by the Company. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

vi..
Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recover the estimated reserves.

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty the extent of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate data, assumptions, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K. All methods and procedures we considered necessary under the circumstances to prepare the report were used.

ix.	A summary of the Company reserves evaluated by us is provided in item iii.

GLJ is a private firm established in 1972 whose business is the provision of independent geological and engineering services to the petroleum industry. GLJ is among the largest evaluation firms in North America with approximately 70 engineering and geoscience personnel. Mr. Herchen coordinated the evaluation and is a qualified, independent reserves evaluator as defined in COGE Handbook, and a registered Practicing Professional Engineer in the Province of Alberta. Mr. Herchen has in excess of 25 years of practical experience in petroleum engineering and has been employed at GLJ as an evaluator/auditor since 1993.

GLJ Petroleum Consultants Ltd.
4100, 400 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4H2
Dated: February 20, 2015

/s/ Leonard L. Herchen
Leonard L. Herchen, P. Eng.
Vice President